UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Stolt-Nielsen S.A.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    861565109
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                 with copies to:
Stolt-Nielsen Inc.                                   Gregory Pryor, Esq.
800 Connecticut Avenue                               White & Case LLP
4th Floor East                                       1155 Avenue of the Americas
Norwalk, CT 06854                                     New York, NY 10036
203-299-3667                                          212-819-8200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  Various Dates
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Jacob Stolt-Nielsen
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED            239,871(1)
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             8     SHARED VOTING POWER
                              27,005,543
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              239,871
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              27,005,543
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,245,414
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.46%+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
(1) Includes 15,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 2, 2005.

+ Calculated using the number of shares outstanding as of December 2, 2005.

SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher (Cayman) Limited
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ---------------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             27,005,155
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             27,005,155
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.11%+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of December 2, 2005.

SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher Trustees (Cayman) Limited(1)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             8     SHARED VOTING POWER
                              27,005,155
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              27,005,155
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.11%% +
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of December 2, 2005.

---------------
(1) Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and, thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Fiducia Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             8     SHARED VOTING POWER
                              27,005,155
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              27,005,155
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,005,155
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.11%+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of December 2, 2005.

Amendment No. 3 to Schedule 13D

The number of Common Shares (as defined herein) beneficially owned by the Reporting Persons (as defined herein) and the percentage of outstanding Common Shares represented by such shares have been affected by (i) the repurchase of the Company's Common Shares by Stolt-Nielsen Transportation Group, Ltd. ("SNTG"), a 100% owned subsidiary of Stolt-Nielsen S.A. (the "Issuer"), pursuant to a repurchase program announced by the Issuer on August 25, 2005 (the "Repurchase Program"), authorizing the Issuer to purchase up to $200 million worth of its Common Shares or related American Depositary Shares and (ii) the exercise of options by certain employees of the Issuer.

As of November 30, 2005, SNTG has purchased 1,611,650 Common shares under the Repurchase Program.

In total, 19,025 options have been exercised since Amendment No. 2 to the
Schedule 13D on October 4, 2005.

As a result of the Repurchase Program and the exercise of these options, the total number of outstanding Common Shares of the Issuer has decreased to 64,127,914 and the percentages of Common Shares beneficially held by the Reporting Persons have changed as presented in Item 5 of this statement on
Schedule 13D. Thus, the Reporting Persons are filing this Amendment No. 3 for informational purposes and not because of actions taken by any of the Reporting Persons that have caused any Reporting Person's percentage ownership to increase or decrease to such an extent that requires a filing of an amendment to this
Schedule 13D.

Item 1.  Security and Issuer

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998, as amended on July 28, 2004, as further amended on October 4, 2005, relating to the Common Shares, no par value (the "Common Shares"), of Stolt-Nielsen S.A. is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statements on Schedule 13D.

     The principal executive offices of the Issuer are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England, telephone number +44 207 611 8960.

Item 2.  Identity and Background

     Item 2 is hereby amended and restated as follows:

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Trustees (Cayman) Limited(1) ("ATC", and together with Mr. Stolt-Nielsen, Fiducia and

----------
(1) Ansbacher Trustees (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004 and thereafter, as Ansbacher Bank and Trust Company (Cayman) Limited until July 1, 2005.

Ansbacher, the "Reporting Persons"). Ansbacher and ATC are trustees holding all of the shares of Fiducia and are not controlled by the Company or Mr. Stolt-Nielsen.

     The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) (i) Mr. Jacob Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

         (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

         (iii) ATC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

         (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

         (v) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

          Niels G. Stolt-Nielsen (1)               50,745
          Jacob B. Stolt-Nielsen (2)               82,820
          John Wakely (3)                          16,625
          ------------

          (1) Includes 6,000 Common Shares held as custodian for his 2 minor children and 28,125 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 2, 2005.

          (2) Includes 12,000 Common Shares held as custodian for his 4 minor children.

          (3) Includes 16,625 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 2, 2005.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of the Issuer. A copy of the power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Schedule 13D on July 28, 2004.

     Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) Except as noted below, none of the Reporting Persons and none of the persons listed on Schedule A has effected any transactions in the Common Shares during the past 60 days:

     (1)  Jacob Stolt-Nielsen

          On October 21, 2005, Jacob Stolt-Nielsen acquired through open-market purchases a total of 25,000 Common Shares at a volume weighted average price of 220 NOK per share.

          On October 24, 2005, Jacob Stolt-Nielsen acquired through open-market purchases a total of 3,000 Common Shares at a volume weighted average price of $35.54 per share.

          On November 23, 2005, Jacob Stolt-Nielsen transferred 6,000 Common Shares as a gift to the 2 minor children of Niels G. Stolt-Nielsen, which Common Shares are held by Niels G. Stolt-Nielsen as custodian.

          On November 23, 2005, Jacob Stolt-Nielsen transferred 12,000 Common Shares as a gift to the 4 minor children of Jacob B. Stolt-Nielsen, which Common Shares are held by Jacob B. Stolt-Nielsen as custodian.

          On November 23, 2005, Jacob Stolt-Nielsen transferred 7,000 Common Shares as a gift to his 5 other minor grandchildren.

     (d) With respect to the Common Shares beneficially owned by Fiducia, all dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits

         Exhibit No.       Description
         -----------       -----------

            1              Consent of Ansbacher (Cayman) Limited

            2              Consent of Ansbacher Trustees (Cayman) Limited

            3              Consent of Fiducia Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2005

                                                     /s/ Jacob Stolt-Nielsen
                                                     ---------------------------
                                                     Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.   FIDUCIA

     Each person named below is a director or executive officer of Fiducia:

                                                                             Present Principal Occupation
Name and Citizenship                 Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------

Jacob Stolt-Nielsen                  c/o Stolt-Nielsen Limited               Chairman of the Board of
Norwegian                            Aldwych House                           Stolt-Nielsen S.A.
                                     71-91 Aldwych
                                     London  WC2B 4HN
                                     ENGLAND

Jacob B. Stolt-Nielsen               c/o Stolt-Nielsen Limited               Director, Stolt-Nielsen S.A.
Norwegian                            Aldwych House
                                     71-91 Aldwych
                                     London  WC2B 4HN
                                     ENGLAND

Niels G. Stolt-Nielsen               c/o Stolt-Nielsen Limited               Director and Chief Executive
Norwegian                            Aldwych House                           Officer, Stolt-Nielsen S.A.
                                     71-91 Aldwych
                                     London  WC2B 4HN
                                     ENGLAND

John G. Wakely                       Stolt Tank Containers Leasing Ltd.      Chairman, Stolt Tank
British                              British American Building               Containers Leasing Ltd. And
                                     133 Front Street - 4th floor            Executive Vice President,
                                     P.O. Box HM 3143                        Stolt-Nielsen S.A.
                                     Hamilton HM-12,
                                     BERMUDA

James M. MacDonald                   Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

                                                                             Present Principal Occupation
Name and Citizenship                 Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------

Dawn C. Griffiths                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA


Catharine J. Lymbery                 Conyers, Dill & Pearman                 Corporate Administrator -
Bermudan                             Clarendon House                         Bermuda
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

Charles G. Collis                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

    1          Consent of Ansbacher (Cayman) Limited

    2          Consent of Ansbacher Trustees (Cayman) Limited

    3          Consent of Fiducia Ltd.

                                                                       EXHIBIT 1

                      Consent of Ansbacher (Cayman) Limited

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Trustees (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 7, 2005

                                          ANSBACHER (CAYMAN) LIMITED

                                          By: /s/ Melissa Evans
                                             -----------------------------------
                                             Name:   Melissa Evans
                                             Title:  Authorized Signatory

                                          By: /s/ Philip Sutcliffe
                                             -----------------------------------
                                             Name:   Philip Sutcliffe
                                             Title:  Authorized Signatory

                                                                       EXHIBIT 2

                 Consent of Ansbacher Trustees (Cayman) Limited

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Trustees (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 7, 2005

                                          ANSBACHER TRUSTEES (CAYMAN) LIMITED

                                          By: /s/ Melissa Evans
                                             -----------------------------------
                                             Name:   Melissa Evans
                                             Title:  Authorized Signatory

                                          By: /s/ Philip Sutcliffe
                                             -----------------------------------
                                             Name:   Philip Sutcliffe
                                             Title:  Authorized Signatory

                                                                       EXHIBIT 3

                             Consent of Fiducia Ltd.

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Trustees (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 7, 2005

                                          FIDUCIA LTD.

                                          By:  /s/ J.G. Wakely
                                             -----------------------------------
                                             Name:   J.G. Wakely
                                             Title:  Chairman